Exhibit 99.1

Huami Corporation Reports First Quarter 2019 Unaudited Financial Results

Quarterly Revenues up 36.5% Year-over-Year to RMB799.6 Million, Exceeding Guidance Range

BEIJING, June 3, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operating Highlights

•	Revenues reached RMB799.6 million (US$119.1 million), representing an increase of 36.5% from the first quarter of 2018.

•	Gross margin was 27.2%, compared with 25.0% for the first quarter of 2018.

•	Net income attributable to Huami Corporation was RMB75.3 million (US$11.2 million), compared with RMB14.8 million for the first quarter of 2018.

•

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of Huami Corporation was RMB1.25 (US$0.19) and RMB1.18 (US$0.18), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation[1] was RMB95.0 million (US$14.2 million).

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation[2] was RMB1.57 (US$0.23) and RMB1.49 (US$0.22), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 5.6 million, compared with 4.8 million in the first quarter of 2018.

[1]	Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
[2]

Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

“Strong revenue growth momentum continued in the first quarter, reflecting the effective leveraging of our rising global brand recognition, strategic relationships and consumer trust,” said Wang Huang, Chairman and CEO “In the first quarter, with enhancements to and the expansion of, our overseas sales channels and strategies, international version product shipments continued climbing. In particular, our smart watches, in the first quarter, ranked number five globally. We are happy to see that self-branded products and others showed robust growth, with a 62.0% increase in revenue compared with the first quarter of 2018, and contributed 41.3% of total revenues in the first quarter of 2019.”

“Our well-established strategic partnerships remain strong and stable. We will launch Mi-Band 4 very soon and continue to work with Xiaomi on future Mi Bands product development, including various band models targeting different global market segments. In the meantime, our team is diligently working closely with Timex Group to develop products as well as plan a global marketing strategy. Furthermore, our Amazfit products are riding the wave of the rapidly rising global smart watch market. In the next few months, we will launch multiple models of Amazfit watches covering different market demands and price ranges.” Wang Huang continued, “We have also broadened our IoT life scenario capabilities, with Amazfit products now upgraded with full Amazon Alexa integration. In addition, all NFC version Huami products are now capable of accessing over 200 cities’ public transportation networks in China. With all of our achievements in the first quarter, we are excited to continue developing and introducing new products and services, expanding our presence in global markets and further developing our strategic partnership initiatives.”

David Cui, Chief Financial Officer, said, “Strong revenue growth continued in the first quarter, increasing 36.5% year-over-year, as the Company benefited from global market expansion and growing consumer recognition of our products. We continued the diversification of our product line, specifically with our self-branded products. Our self-branded products and others grew to 41.3% of total revenues. We shipped 5.6 million units in the quarter, up 17.9% from the first quarter of 2018, driven in large part by stronger international demand. Looking at how the year has started and then looking ahead, we feel confident that we are well-positioned to continue delivering on sustainable growth, through innovative new products and services, creative alliances, global expansion and operational efficiencies.”

First Quarter 2019 Financial Results

Revenues increased by 36.5% to RMB799.6 million (US$119.1 million) from RMB585.9 million for the first quarter of 2018, due to an increase in the sales of Xiaomi wearable products and self-branded Amazfit products, both driven by increased brand recognition and the overall rise of the smartwatch market.

Cost of revenues increased by 32.5% to RMB582.1 million (US$86.7 million) from RMB439.2 million for the first quarter of 2018. The increase was in line with the rapid sales growth of both Xiaomi wearable products and self-branded Amazfit products.

Gross profit increased by 48.3% to RMB217.5 million (US$32.4 million) from RMB146.7 million for the first quarter of 2018. Gross margin of 27.2% in the first quarter compares with 25.0% in the first quarter 2018.

Total operating expenses increased by 1.5% to RMB139.9 million (US$20.8 million) from RMB137.8 million for the first quarter of 2018.

Research and development expenses decreased by 2.0% to RMB72.4 million (US$10.8 million) from RMB73.8 million for the first quarter of 2018, primarily due to a decrease in share-based compensation (SBC) expenses, which were offset by an increase in personnel-related expenses.

General and administrative expenses decreased by 8.1% to RMB45.3 million (US$6.7 million) from RMB49.3 million for the first quarter of 2018, primarily due to a decrease in SBC expenses, which were offset by an increase in personnel-related expenses.

Selling and marketing expenses increased by 50.5% to RMB22.2 million (US$3.3 million) from RMB14.7 million for the first quarter of 2018, primarily due to an increase in personnel-related expenses and an increase in advertising and promotional expenses, specifically for self-branded products.

Operating income was RMB77.6 million (US$11.6 million), compared with RMB8.8 million for the first quarter of 2018.

Income before income tax was RMB85.6 million (US$12.7 million), compared with RMB16.5 million for the first quarter of 2018.

Income tax expenses were RMB10.7 million (US$1.6 million), compared with RMB2.7 million for the first quarter of 2018.

Net income attributable to Huami Corporation totaled RMB75.3 million (US$11.2 million), compared with RMB14.8 million for the first quarter of 2018.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB74.1 million (US$11.0 million), compared with net loss attributable to ordinary shareholders of Huami Corporation of RMB199.6 million for the first quarter of 2018.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.25 (US$0.19) and RMB1.18 (US$0.18), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 2.7% to RMB95.0 million (US$14.2 million) from RMB92.5 million for the first quarter of 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.57 (US$0.23) and RMB1.49 (US$0.22), respectively. Each ADS represents four (4) Class A ordinary shares.

As of March 31, 2019, the Company had cash and cash equivalents of RMB1,572.4 million (US$234.3 million), compared with RMB1,441.8 million as of December 31, 2018.

Outlook

For the second quarter of 2019, the management of the Company currently expects:

•	Net revenues to be between RMB990.0 million and RMB1,010.0 million, which would represent an increase of approximately 30.2% to 32.9% from RMB760.1 million for the second quarter of 2018.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Monday, June 3, 2019 (8:00 p.m. Beijing Time on June 3, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982

International:	1-412-902-4272

Mainland China (Toll Free):	400-120-1203

Hong Kong (Toll Free):	800-905-945

Hong Kong:	852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available two hours after the call until June 10, 2019 by dialing:

US Toll Free:	+1-877-344-7529

International:	+1-412-317-0088

Replay Passcode:	10131883

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation.

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and deemed dividend that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,441,802	1,572,377	234,291
Restricted cash	10,010	6,074	905
Term deposit	96,969	—	—
Accounts receivable	58,925	51,163	7,624
Amounts due from related parties, current	656,399	322,353	48,032
Inventories	484,622	372,569	55,515
Short-term investments	50,482	51,077	7,611
Prepaid expenses and other current assets	58,247	43,776	6,522

Total current assets	2,857,456	2,419,389	360,500

Property, plant and equipment, net	40,042	46,285	6,897
Intangible asset, net	63,722	62,171	9,264
Goodwill	5,930	5,930	884
Long-term investments	208,949	233,007	34,719
Deferred tax assets	75,032	94,292	14,050
Other non-current assets	7,350	5,155	768
Noncurrent operating lease right-of-use assets[3]	—	19,336	2,881

Total assets	3,258,481	2,885,565	429,963

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,064,106	583,774	86,985
Advance from customers	5,943	3,151	470
Amount due to related parties, current	10,695	10,763	1,604
Accrued expenses and other current liabilities	213,975	214,390	31,946
Income tax payables	54,037	82,721	12,326
Notes payable	18,936	6,074	905
Bank borrowings	20,000	20,000	2,980
Current operating lease liabilities[3]	—	11,575	1,725

Total current liabilities	1,387,692	932,448	138,941

Deferred tax liabilities	4,962	4,938	736
Other non-current liabilities	56,249	56,249	8,381
Noncurrent operating lease liabilities[3]	—	5,761	858

Total liabilities	1,448,903	999,396	148,916

[3]

The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2019 on a modified retrospective basis. As a result, the Company recognized approximately RMB19 million of right-of-use assets, approximately RMB12 million current lease liabilities and RMB6 million noncurrent lease liabilities on the consolidated balance sheet as of March 31, 2019. The Company elected not to recognize lease assets and liabilities for leases with a term of 12 months or less. The adoption did not have a material impact on the Company’s consolidated statements of operations for the quarter ended March 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
Equity
Ordinary shares	151	151	22
Additional paid-in capital	1,373,577	1,393,310	207,610
Accumulated retained earnings	340,046	415,330	61,886
Accumulated other comprehensive income	97,141	79,087	11,784

Total Huami Corporation shareholders’ equity	1,810,915	1,887,878	281,302

Non-controlling interests	(1,337)	(1,709)	(255)

Total equity	1,809,578	1,886,169	281,047

Total liabilities, mezzanine equity and equity	3,258,481	2,885,565	429,963

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Revenues	585,920	799,596	119,144
Cost of revenues	439,246	582,133	86,741

Gross profit	146,674	217,463	32,403

Operating expenses:
Selling and marketing	14,740	22,183	3,305
General and administrative	49,270	45,292	6,749
Research and development	73,838	72,380	10,785

Total operating expenses	137,848	139,855	20,839

Operating income	8,826	77,608	11,564

Other income and expenses:
Interest income	1,394	7,490	1,116
Other income	6,237	462	69

Income before income tax	16,457	85,560	12,749
Income tax expenses	(2,744)	(10,682)	(1,592)

Income before income from equity method investments	13,713	74,878	11,157
Income from equity method investments	7	34	5

Net income	13,720	74,912	11,162

Less: Net loss attributable to non-controlling interest	(1,048)	(372)	(55)

Net income attributable to Huami Corporation	14,768	75,284	11,217

Less: Accretion of Series A Preferred Shares	177	—	—
Less: Accretion of Series B-1 Preferred Shares	368	—	—
Less: Accretion of Series B-2 Preferred Shares	4,049	—	—
Less: Deemed Dividend for Preferred Shares	209,752	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	—	1,153	172

Net income attributable to ordinary shareholders of Huami Corporation	(199,578)	74,131	11,045

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic (loss) income per ordinary share	(1.31)	0.31	0.05
Diluted (loss) income per ordinary share	(1.31)	0.29	0.04

Net (loss) income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(5.22)	1.25	0.19
ADS – diluted	(5.22)	1.18	0.18

Weighted average number of shares used in computing net income per share
Ordinary share – basic	152,893,007	238,007,944	238,007,944

Ordinary share – diluted	152,893,007	252,131,378	252,131,378

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	14,768	75,284	11,217
Share-based compensation expenses	77,756	19,733	2,940

Adjusted net income attributable to Huami Corporation	92,524	95,017	14,157

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$

Net income attributable to ordinary shareholders of Huami Corporation	(199,578)	74,131	11,045
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	62,341	19,431	2,895
Deemed Dividend for Preferred shares	209,752	—	—

Adjusted net income attributable to ordinary shareholders of Huami Corporation[4]	72,515	93,562	13,940

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.47	0.39	0.06
Adjusted diluted income per ordinary share	0.39	0.37	0.06

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.90	1.57	0.23
ADS – diluted	1.57	1.49	0.22

Weighted average number of shares used in computing net income per share
Ordinary share – basic	152,893,007	238,007,944	238,007,944
Ordinary share – diluted	162,243,568	252,131,378	252,131,378

Share-based compensation expenses included are follows:
Cost of revenues	332	2	—
Selling and marketing	4,062	331	49
General and administrative	37,010	17,436	2,598
Research and development	36,352	1,964	293

Total	77,756	19,733	2,940

[4]

Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation.